UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SIERRA ONCOLOGY, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82640U107
(CUSIP Number)

January 26, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 9

CUSIP No. 82640U107	Page 2 of 10

1	NAMES OF REPORTING PERSONS
THE MANGROVE PARTNERS MASTER FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
548,869 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
548,869 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,869 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 359,812 Shares obtainable upon exercise of Series A Warrants and 118,738 Shares obtainable upon exercise of Series B Warrants.
(2)
This percentage is calculated based on the sum of (i) 11,040,600 Shares outstanding as of November 2, 2020 according to the Issuer’s Form 10-Q, filed on November 5, 2020, (ii) 359,812 Shares obtainable upon exercise of Series A Warrants and (iii) 118,738 Shares obtainable upon exercise of Series B Warrants.

CUSIP No. 82640U107	Page 3 of 10

1	NAMES OF REPORTING PERSONS
MANGROVE PARTNERS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
548,869 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
548,869 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,869 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 359,812 Shares obtainable upon exercise of Series A Warrants and 118,738 Shares obtainable upon exercise of Series B Warrants.
(2)
This percentage is calculated based on the sum of (i) 11,040,600 Shares outstanding as of November 2, 2020 according to the Issuer’s Form 10-Q, filed on November 5, 2020, (ii) 359,812 Shares obtainable upon exercise of Series A Warrants and (iii) 118,738 Shares obtainable upon conversion of Series B Warrants.

CUSIP No. 82640U107	Page 4 of 10

1	NAMES OF REPORTING PERSONS
NATHANIEL AUGUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
548,869 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
548,869 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,869 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	Includes 359,812 Shares obtainable upon exercise of Series A Warrants and 118,738 Shares obtainable upon exercise of Series B Warrants.
(2)
This percentage is calculated based on the sum of (i) 11,040,600 Shares outstanding as of November 2, 2020 according to the Issuer’s Form 10-Q, filed on November 5, 2020, (ii) 359,812 Shares obtainable upon exercise of Series A Warrants and (iii) 118,738 Shares obtainable upon conversion of Series B Warrants.

CUSIP No. 82640U107	Page 5 of 10

Item 1(a).	Name of Issuer:

Sierra Oncology, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2150 - 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3E8

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	The Mangrove Partners Master Fund, Ltd. (the “Master Fund”);
ii)	Mangrove Partners; and
iii)	Nathaniel August (“Mr. August”)

This Statement relates to Shares (as defined herein) held by the Master Fund, as well as Shares that the Master Fund has the right to acquire within 60 days upon exercise of Series A Warrants and Series B Warrants held by the Master Fund. Beneficial ownership of the Shares is also claimed by (i) Mangrove Partners which serves as the investment manager of the Master Fund, and (ii) Nathaniel August who is the principal of Mangrove Partners.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Nathaniel August is 645 Madison Avenue, 14th Floor, New York, New York 10022.

The principal business address of the Master Fund and Mangrove Partners is c/o Maples Corporate Services, Ltd., PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

Item 2(c).	Citizenship:

Each of the Master Fund and Mangrove Partners is organized as a limited liability exempted company under the laws of the Cayman Islands. Nathaniel August is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

82640U107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 82640U107	Page 6 of 10

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of January 26, 2021, each of the Master Fund, Mangrove Partners, and Mr. August may be deemed the beneficial owner of 548,869 Shares. This amount includes: (i) 70,319 Shares held by the Master Fund; (ii) 359,812 Shares obtainable upon conversion of Series A Warrants held by the Master Fund; and (iii) 118,738 Shares obtainable upon conversion of Series B Warrants held by the Master Fund. As the investment manager of the Master Fund, Mangrove Partners may be deemed the beneficial owner of the Shares owned by the Master Fund. Mr. August, as the principal of Mangrove Partners, may be deemed the beneficial owner of the Shares owned by the Master Fund.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 4(b)	Percent of Class:

Each of the Master Fund, Mangrove Partners, and Mr. August may be deemed the beneficial owner of approximately 4.8% of Shares outstanding.

This percentage is calculated based on the sum of (i) 11,040,600 Shares outstanding as of November 2, 2020 according to the Issuer’s Form 10-Q, filed on November 5, 2020, (ii) 359,812 Shares obtainable upon exercise of Series A Warrants and (iii) 118,738 Shares obtainable upon conversion of Series B Warrants.

Item 4(c)	Number of Shares as to which such person has:

The Master Fund, Mangrove Partners and Mr. August:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	548,869
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	548,869

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See disclosures in Item 2 and Exhibit A.

CUSIP No. 82640U107	Page 7 of 10

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 82640U107	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MANGROVE PARTNERS MASTER FUND, LTD.
By:	Mangrove Partners Investment Manager

By:	/s/ Nathaniel H. August
Name: Nathaniel H. August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel H. August
Name: Nathaniel H. August
Title: Director

NATHANIEL H. AUGUST

/s/ Nathaniel H. August

February 16, 2021

CUSIP No. 82640U107	Page 9 of 10

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	10

CUSIP No. 82640U107	Page 10 of 10

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Sierra Oncology, Inc. dated as of February 16, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

THE MANGROVE PARTNERS MASTER FUND, LTD.
By:	Mangrove Partners Investment Manager

By:	/s/ Nathaniel H. August
Name: Nathaniel H. August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel H. August
Name: Nathaniel H. August
Title: Director

NATHANIEL H. AUGUST

/s/ Nathaniel H. August

February 16, 2021